# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atara Biotherapeutics, Inc., CIK 0001604464
CUSIP: 046513107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1280 Rancho Conejo Blvd, Thousand Oaks, California (CA), 91320
Date of event which requires filing of this statement: 05/16/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002010692
Persons authorized to receive notices and communications: James Huang, Panacea Venture, No. 5, Lane 1350, Fuxing Middle Road, Xuhui District, Shanghai, China (F4), 200031, (86-21) 6176-1101

## Reporting persons
- Panacea Innovation Limited (CIK 0002010692): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,638,565; sole dispositive power 0; shared dispositive power 1,638,565; aggregate amount beneficially owned 1,638,565 (19.99% of the class)
  Comment: Includes 307,900 warrants to purchase Common Stock. The warrants are immediately exercisable and do not expire. No portion of the warrants beneficially owned by the Reporting Persons may be exercised to the extent that, after giving effect to the attempted exercise, the Reporting Persons would beneficially own in excess of 19.99% of the outstanding Common Stock. Based on 6,795,628 shares of Common Stock outstanding as of May 16, 2025, the Reporting Persons may only exercise warrants to purchase 34,721 shares of Common Stock currently.
- Panacea Venture Healthcare Fund II, L.P. (CIK 0001869939): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,330,665; sole dispositive power 0; shared dispositive power 1,330,665; aggregate amount beneficially owned 1,330,665 (19.58% of the class)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,330,665; sole dispositive power 0; shared dispositive power 1,330,665; aggregate amount beneficially owned 1,330,665 (19.58% of the class)
- Panacea Opportunity Fund I, L.P. (CIK 0001869966): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 307,900; sole dispositive power 0; shared dispositive power 307,900; aggregate amount beneficially owned 307,900 (4.33% of the class)
  Comment: Includes 307,900 warrants to purchase Common Stock. The warrants are immediately exercisable and do not expire. No portion of the warrants beneficially owned by the Reporting Persons may be exercised to the extent that, after giving effect to the attempted exercise, the Reporting Persons would beneficially own in excess of 19.99% of the outstanding Common Stock. Based on 6,795,628 shares of Common Stock outstanding as of May 16, 2025, the Reporting Persons may only exercise warrants to purchase 34,721 shares of Common Stock currently.
- Panacea Opportunity Fund I GP Company, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 307,900; sole dispositive power 0; shared dispositive power 307,900; aggregate amount beneficially owned 307,900 (4.33% of the class)
  Comment: Includes 307,900 warrants to purchase Common Stock. The warrants are immediately exercisable and do not expire. No portion of the warrants beneficially owned by the Reporting Persons may be exercised to the extent that, after giving effect to the attempted exercise, the Reporting Persons would beneficially own in excess of 19.99% of the outstanding Common Stock. Based on 6,795,628 shares of Common Stock outstanding as of May 16, 2025, the Reporting Persons may only exercise warrants to purchase 34,721 shares of Common Stock currently.
- James Huang (CIK 0001573160): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 1,638,565; sole dispositive power 0; shared dispositive power 1,638,565; aggregate amount beneficially owned 1,638,565 (19.99% of the class)
  Comment: Includes 307,900 warrants to purchase Common Stock. The warrants are immediately exercisable and do not expire. No portion of the warrants beneficially owned by the Reporting Persons may be exercised to the extent that, after giving effect to the attempted exercise, the Reporting Persons would beneficially own in excess of 19.99% of the outstanding Common Stock. Based on 6,795,628 shares of Common Stock outstanding as of May 16, 2025, the Reporting Persons may only exercise warrants to purchase 34,721 shares of Common Stock currently.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Atara Biotherapeutics, Inc.
Address of issuer's principal executive offices: 1280 Rancho Conejo Blvd, Thousand Oaks, California (CA), 91320

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

Panacea Innovation Limited
Panacea Venture Healthcare Fund II, L.P.
Panacea Venture Healthcare Fund II GP Company, Ltd.
Panacea Opportunity Fund I, L.P.
Panacea Opportunity Fund I GP Company, Ltd.
James Huang
Residence or business address: The business address of each of the Reporting Persons is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman KY1-1104, Cayman Islands.
Present principal occupation or employment: The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Huang is a citizen of the Republic of China. The remaining Reporting Persons are organized under the laws of the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Panacea Venture Healthcare Fund II, L.P. purchased 572,000 shares of Common Stock in a series of open market transactions and 758,665 shares of Common Stock in an underwritten, registered offering for aggregate cash consideration of approximately $9.7 million. Panacea Opportunity Fund I, L.P. purchased 307,900 warrants to purchase Common Stock in an underwritten, registered offering for total cash consideration of approximately $2.0 million. Panacea Venture Healthcare Fund II, L.P. and Panacea Opportunity Fund I, L.P. obtained the funds used to purchase the Common Stock and warrants through capital contributions from their partners.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 16, 2025, James Huang was appointed to the Board of Directors (the "Board") of the Issuer in connection with the completion of an underwritten, registered offering of Common Stock and warrants to purchase common stock.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference into this Item 5.

Panacea Venture Healthcare Fund II, L.P. is the record holder of 1,330,665 shares of Common Stock, and Panacea Opportunity Fund I, L.P. is the record holder of warrants to purchase 307,900 shares of Common Stock. The warrants are immediately exercisable and do not expire. No portion of the warrants beneficially owned by the Reporting Persons may be exercised to the extent that, after giving effect to the attempted exercise, the Reporting Persons would beneficially own in excess of 19.99% of the outstanding Common Stock. Based on 6,795,628 shares of Common Stock outstanding as of May 16, 2025, the Reporting Persons may only exercise warrants to purchase 34,721 shares of Common Stock currently.

James Huang is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd. and Panacea Opportunity Fund I GP Company, Ltd., which are the general partners of Panacea Venture Healthcare Fund II, L.P. and Panacea Opportunity Fund I, L.P., respectively. As a result, Panacea Venture Healthcare Fund II GP Company, Ltd. and Panacea Opportunity Fund I GP Company, Ltd. may be deemed to share beneficial ownership of the securities held of record by Panacea Venture Healthcare Fund II, L.P. and Panacea Opportunity Fund I, L.P., respectively. Panacea Innovation Limited and Mr. Huang may be deemed to share beneficial ownership of the securities beneficially owned by the foregoing entities, but each disclaims such beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: On May 16, 2025, Panacea Venture Healthcare Fund II, L.P. purchased 758,665 shares of Common Stock at a price of $6.61 per share and Panacea Opportunity Fund I GP Company, Ltd. purchased 307,900 warrants to purchase Common Stock at a price of $6.6099 per warrant, in each case in an underwritten, registered offering. In addition, on April 1, 2025, Panacea Venture Healthcare Fund II, L.P. purchased 22,000 shares of Common Stock in a series of open market transactions at a weighted average price per share of $5.92. Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for the transactions described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1. Joint Filing Agreement.

## Signatures
- Panacea Innovation Limited: /s/ James Huang, James Huang, Founding Managing Partner (05/21/2025)
- Panacea Venture Healthcare Fund II, L.P.: By: Panacea Venture Healthcare Fund II GP Company, Ltd., its general partner By: Panacea Innovation Limited, its sole owner By: /s/ James Huang, James Huang, Founding Managing Partner (05/21/2025)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: By: Panacea Innovation Limited, its sole owner By: /s/ James Huang, James Huang, Founding Managing Partner (05/21/2025)
- Panacea Opportunity Fund I, L.P.: By: Panacea Opportunity Fund I GP Company, Ltd., its general partner By: Panacea Innovation Limited, its sole owner By: /s/ James Huang, James Huang, Founding Managing Partner (05/21/2025)
- Panacea Opportunity Fund I GP Company, Ltd.: By: Panacea Innovation Limited, its sole owner By: /s/ James Huang, James Huang, Founding Managing Partner (05/21/2025)
- James Huang: /s/ James Huang, James Huang (05/21/2025)